EXHIBIT 4.6
FORM OF RESTRICTED STOCK UNIT AGREEMENT

TO:

FROM:	Steven J. Malcolm

SUBJECT:	2007 Restricted Stock Unit Award
You have been selected to receive a restricted stock unit award. This award, which is subject to adjustment under the 2007 Restricted Stock Unit Agreement (the “Agreement”), is granted to you in recognition of your role as a key employee whose responsibilities and performance are critical to the attainment of long-term goals. This award and similar awards are made on a selective basis and are, therefore, to be kept confidential. It is granted and subject to the terms and conditions of The Williams Companies, Inc. 2007 Incentive Plan, as amended from time to time, and the Agreement.
Subject to all of the terms of the Agreement, you will become entitled to payment of this award if you are an active employee of the Company three years after the date on which this award is made.
If you have any questions about this award, you may contact a dedicated Fidelity Stock Plan Representative at 1-800-544-9354.

2007 RESTRICTED STOCK UNIT AGREEMENT
     THIS RESTRICTED STOCK UNIT AGREEMENT (this “Agreement”), which contains the terms and conditions for the Restricted Stock Units (“Restricted Stock Units” or “RSUs”) referred to in the 2007 Restricted Stock Unit Award Letter delivered in hard copy or electronically to Participant (“2007 Award Letter”), is by and between THE WILLIAMS COMPANIES, INC., a Delaware corporation (the “Company”) and the individual identified on the last page hereof (the “Participant”).
1. Grant of RSUs. Subject to the terms and conditions of The Williams Companies, Inc. 2007 Incentive Plan, as amended from time to time (the “Plan”), this Agreement and the 2007 Award Letter, the Company hereby grants an award (the “Award”) to the Participant of                      RSUs effective                     (the “Effective Date”). The Award gives the Participant the opportunity to earn the right to receive the number of shares of the Common Stock of the Company equal to the number of RSUs shown in the prior sentence, subject to adjustment under the terms of this Agreement. These shares are referred to in this Agreement as the “Shares.” Until the Participant both becomes entitled to payment of the Shares under the terms of Paragraph 4 and is paid such Shares under the terms of Paragraph 5, the Participant shall have no rights as a stockholder of the Company with respect to the Shares.
2. Incorporation of Plan. The Plan is hereby incorporated herein by reference and all capitalized terms used herein which are not defined in this Agreement shall have the respective meanings set forth in the Plan. The Participant acknowledges that he or she has received a copy of, or has online access to, the Plan and hereby accepts the RSUs subject to all the terms and provisions of the Plan and this Agreement.
3. Committee Decisions and Interpretations. The Participant hereby agrees to accept as binding, conclusive and final all actions, decisions and/or interpretations of the Committee, its delegates, or agents, upon any questions or other matters arising under the Plan or this Agreement.
4. Entitlement to Payment of Shares.
(a) Except as otherwise provided in Subparagraphs 4(b) – 4(g) below, the Participant shall become entitled to payment of all Shares on the date that is three years after the Effective Date (not including the Effective Date) (the “Maturity Date”), but only if the Participant remains an active employee of the Company or any of its parents, subsidiaries or affiliates through the Maturity Date. For example, if the Effective Date of Participant’s award under this Agreement is                      , 2007, the Maturity Date will be                     , 2010.
(b) If a Participant dies prior to the Maturity Date while an active employee of the Company or any of its parents, subsidiaries or affiliates, the Participant shall become entitled to payment of all Shares at the time of such death.
(c) If a Participant becomes Disabled (as defined below) prior to the Maturity Date while an active employee of the Company or any of its parents, subsidiaries or affiliates, the Participant shall become entitled to payment of all Shares at the time the Participant becomes Disabled. For purposes of this Subparagraph 4(c), the Participant shall be considered Disabled if he or she (A) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (B) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Participant’s employer. Notwithstanding the forgoing, all determinations of whether a Participant is Disabled shall be made in accordance with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the guidance thereunder.
(d) If the Participant qualifies for Retirement (as defined below) and terminates employment with the Company or any of its parents, subsidiaries or affiliates prior to the Maturity Date due to such Retirement, at the time of such termination, the Participant shall become entitled to payment of a pro rata number of the Shares as determined in accordance with this Subparagraph 4(d). For purposes of this Subparagraph 4(d), a Participant qualifies for Retirement only if such Participant separates from service, within the meaning of Section 409A(a)(2)(A)(i) of the Code, after attaining age fifty-five (55) and completing at least five (5) years of service with the Company or any of its parents, subsidiaries or affiliates. The pro rata number referred to above shall be determined by multiplying the number of Shares subject to the Award by a fraction, the numerator of which is the number of full and partial months in the period that begins the month following the month that contains the Effective Date and ends on (and includes) the date of the Participant’s separation from service, and the denominator of which is the total number of full and partial months in the period that begins the month following the month that contains the Effective Date and ends on (and includes) the Maturity Date.
(e) If a Participant’s employment with the Company or any of its parents, subsidiaries or affiliates terminates prior to the Maturity Date within two (2) years following a Change in Control (as defined below), either voluntarily for Good Reason or involuntarily (other than due to Cause), the Participant shall become entitled to payment of all of the Shares upon such termination. For purposes of this Agreement, Change in Control means an event that qualifies as a Change in Control Event as defined in Section 409A of the Code and guidance thereunder.
(f) If the Participant’s employment with the Company or any of its parents, subsidiaries or affiliates is terminated by the respective employing entity prior to the Maturity Date and the Participant either receives benefits under a severance pay plan or program maintained by the Company or receives benefits under a separation agreement with the Company, the Participant shall become entitled to payment of all Shares upon such termination.
(g) If the Participant’s employment with the Company or any of its parents, subsidiaries or affiliates is terminated by the respective employing entity prior to the Maturity Date due to a sale of a business or the outsourcing of any portion of a business, the Participant shall become entitled to payment of all Shares upon such termination, but only if the Company or any of its parents, subsidiaries or affiliates failed to make an offer of comparable employment, as defined by a severance pay plan or program maintained by the Company, to the Participant. For purposes of this Subparagraph 4(g), a Termination of Affiliation shall constitute a termination of employment.
5. Payment of Shares.
(a) All Shares that become payable pursuant to Paragraph 4, above shall be paid immediately to the Participant following occurrence of the event giving rise to the right to payment or, in the case of Participant’s death, to the beneficiary of the Participant under the Plan or, if no beneficiary has been designated, to the Participant’s estate, but in any event not later than March 15 of the year immediately following the year in which the Participant became entitled to payment of such Shares, provided that if the Participant was a “key employee” within the meaning of Section 409A(a)(B)(i) of the Code, and such Participant became entitled to payment of Shares under Subparagraph 4(d), 4(e), 4(f) or 4(g) above, payment shall not be made sooner than six (6) months following the date such Participant experienced a “separation from service” as defined in Section 409A of the Code and guidance thereunder. Upon conversion of RSUs into Shares under this Agreement, such RSUs shall be cancelled.
(b) Shares that become payable under this Agreement will be paid by the Company by the delivery to the Participant, or the Participant’s beneficiary or legal representative, as soon as practicable, after the Participant is entitled to the payment of Shares, of one or more certificates (or other indicia of ownership) representing shares of Williams Common Stock equal in number to the number of Shares otherwise payable under this Agreement less the number of Shares having a Fair Market Value, as of the date the withholding tax obligation arises, equal to the minimum statutory withholding requirements. Notwithstanding the foregoing, to the extent permitted by Section 409A of the Code and the guidance issued by the Internal Revenue Service thereunder, if federal employment taxes become due upon the Participant’s becoming entitled to payment of Shares, the number of Shares necessary to cover minimum statutory withholding requirements may, in the discretion of the Company, be used to satisfy such requirements upon such entitlement.
6. Other Provisions.
(a) The Participant understands and agrees that payments under this Agreement shall not be used for, or in the determination of, any other payment or benefit under any continuing agreement, plan, policy, practice or arrangement providing for the making of any payment or the provision of any benefits to or for the Participant or the Participant’s beneficiaries or representatives, including, without limitation, any employment agreement, any change of control severance protection plan or any employee benefit plan as defined in Section 3(3) of ERISA, including, but not limited to qualified and non-qualified retirement plans.
(b) The Participant agrees and understands that, upon payment of Shares under this Agreement, stock certificates (or other indicia of ownership) issued may be held as collateral for monies he/she owes to Company or any of its parents, affiliated or subsidiary companies or their vendor(s) contracted to provide business tools or services for use by Participant in his or her employment, including but not limited to personal loan(s), Company credit card debt, relocation repayment obligations or benefits from any plan that provides for pre-paid educational assistance.
(c) Except as provided in Subparagraphs 4(b) through 4(g) above, in the event that the Participant’s employment with the Company or any of its parents, subsidiaries or affiliates terminates prior to the Participant’s becoming entitled to payment of the Shares under this Agreement, RSUs subject to this Agreement and any right to Shares issuable thereunder shall be forfeited.
(d) The Participant acknowledges that this Award and similar awards are made on a selective basis and are, therefore, to be kept confidential.

(e) RSUs, Shares and the Participant’s interest in RSUs and Shares may not be sold, assigned, transferred, pledged or otherwise disposed of or encumbered at any time prior to both (i) the Participant’s becoming entitled to payment of Shares and (ii) payment of Shares under this Agreement.
(f) If the Participant at any time forfeits any or all of the RSUs pursuant to this Agreement, the Participant agrees that all of the Participant’s rights to and interest in such RSUs and in Shares issuable thereunder shall terminate upon forfeiture without payment of consideration.
(g) The Committee shall determine whether an event has occurred resulting in the forfeiture of the Shares, in accordance with this Agreement, and all determinations of the Committee shall be final and conclusive.
(h) With respect to the right to receive payment of the Shares under this Agreement, nothing contained herein shall give the Participant any rights that are greater than those of a general creditor of the Company.
(i) The obligations of the Company under this Agreement are unfunded and unsecured. Each Participant shall have the status of a general creditor of the Company with respect to amounts due, if any, under this Agreement.
(j) The parties to this Agreement intend that this Agreement meet the applicable requirements of Section 409A of the Code and recognize that it may be necessary to modify this Agreement and/or the Plan to reflect guidance under Section 409A of the Code issued by the Internal Revenue Service. Participant agrees that the Committee shall have sole discretion in determining (i) whether any such modification is desirable or appropriate and (ii) the terms of any such modification.
(k) The Participant shall become a party to this Agreement by accepting the Award either electronically or in writing in accordance with procedures of the Committee, its delegates or agents.
(l) Nothing in this Agreement or the Plan shall interfere with or limit in any way the right of the Company or an Affiliate to terminate the Participant’s employment or service at any time, nor confer upon the Participant the right to continue in the employ of the Company and/or Affiliate.
7. Notices. All notices to the Company required hereunder shall be in writing and delivered by hand or by mail, addressed to The Williams Companies, Inc., One Williams Center, Tulsa, Oklahoma 74172, Attention: Stock Administration Department. Notices shall become effective upon their receipt by the Company if delivered in the foregoing manner.
8. Tax Consultation. You understand you will incur tax consequences as a result of acquisition or disposition of the Shares. You agree to consult with any tax consultants you think advisable in connection with the acquisition of the Shares and acknowledge that you are not relying, and will not rely, on the Company for any tax advice.

THE WILLIAMS COMPANIES, INC.
By:	/s/ Steven J. Malcolm
Steven J. Malcolm
President and CEO

Participant:
SSN: